Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Conn3ct Inc
401 East Louther Street
Carlisle, PA 17013
www.conn3ct.info

Up to $1,234,998.60 in Common Stock at $1.10
Minimum Target Amount: $14,999.60

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Conn3ct Inc
Address: 401 East Louther Street, Carlisle, PA 17013
State of Incorporation: DE
Date Incorporated: June 29, 2022

Terms:

Equity

Offering Minimum: $14,999.60 | 13,636 shares of Common Stock
Offering Maximum: $1,234,998.60 | 1,122,726 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.10
Minimum Investment Amount (per investor): $108.90

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Time-Based:

Tier 1:

Invest in the first 72 hours and receive an additional 20% bonus shares (ex. buy 100 shares, get 20 shares free)

Tier 2:

Invest within first 7 days and receive an additional 15% bonus shares. (ex. buy 100 shares, get 15 shares free)

Tier 3:

Invest within the first 14 days and receive an additional 10% bonus shares. (ex. buy 100 shares, get 10 shares free)

Tier 4:

Invest within the the first 30 days and receive an additional 5% bonus share (ex. buy 100 shares, get 5 shares free)

Volume Bonuses (each Volume-based tier receives a Conn3ct merch kit)

$5,000+ investment = 10% bonus shares

$10,000+ investment = 15% bonus shares

$20,000+ investment = 20% bonus shares

$50,000+ investment = 25% bonus shares + meeting with our Founders and team to discuss product ideas and the design.

***In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Conn3ct Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.10 /share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $110. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner’s Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Conn3ct is an application (currently in development) that is streamlining information from Shipper (customer) to Carrier (driver). Typically, the information is hoarded by the broker and distributed accordingly to protect the broker. The software is anticipated to deliver a completely packaged, user-friendly experience, while eliminating high brokerage fees. We also plan to provide a community for carriers (drivers) to thrive and interact with one another while using our software. The software is anticipated to allow drivers to input their exact trucking information and select their interest. With that information, the software is planned to filter loads, news, and other information based on the driver's location and interest selection, eliminating the distribution of unneccesary of information to drivers.

Business Model

Conn3ct intends to generate money by charging a small brokerage fee to both the shipper (customer) and carriers (drivers). 7.5% brokerage fee would be charged to carrier (driver) and 2.5% brokerage fee would be charged to shipper (customer). Additionally, the Shipper (customer) would also pay a monthly subscription fee of $1,000.

Company History

The Company was originally formed as a limited liability company in Pennsylvania on February 16, 2021 ("Conn3ct LLC"). The Company subsequently dissolved the Pennsylvania entity, re-formed as a Delaware LLC on June 3, 2022, & finally converted into a Delaware C-Corp on June 29, 2022 ("Conn3ct Inc").

Competitors and Industry

Industry

Conn3ct operates in the shipping and transporation sector. Typically most shippers (customers) use a Trucking Management System (TMS) to log their freight, invoice customers, and manage loads. Unlike most TMS's, ours is integrated with a mobile application (*both products currently in development*) that allows drivers to get loads in real-time, while also providing shippers with the ability to track their loads from the time they book to the time the load is delivered.

Competitors

(1) Convoy -- Convoy is a digital freight network. They move truckloads around the country through a network of carriers.

(2) LaneAxis -- LaneAxis is leveraging the power of smart contracts and smart tech to automate shipment management.

What makes us unique:

The application is intended to serve as a digital broker, which we believe is essential, as it makes the process of getting freight booked more efficient.

We believe that our mission to create an even playing field for the carriers (drivers) by eliminating compartmentalization of information is what separates Conn3ct from our competitors. We believe that the most important component of transportation is the carrier (driver), and that Conn3ct is one of the only players in the space that focuses on the user experience of the carrier (driver).

Additionally, we believe that our software's anticipated ability to filter loads and information that is specific to each user will separate us from our competitors. Load information is tailored to the user's preferences that they have input. In the case that 2 drivers have the same preferences, both people would see the same load, but it would appear closer to the top of the screen for the user who is closest to the load.

We intend for our app to also serve as a social media platform that allows drivers to interact and share informationm with one another. Within the app we allow drivers to share information and communicate with one another on the platform, similar to Facebook. We further encouage this interaction between drivers by enabling users with the option to post photos, video, or just text.

Current Stage and Roadmap

Current Stage

The application is still under development and is a working prototype. The trucking management system (TMS) is under development. The application is actually currently abouut 75% complete, and the TMS is 0% complete in its development stage.

We simultaneously started brokering loads to carve out a footprint in the industry. We have since been able to build a solid customer base, as well as a long list of leads and prospects. Upon completion of the app, we intend to transfer our existing business onto the software, and market our services accordingly. We currently solicit new customers through cold calling and emails.

Future Roadmap

March 2023: Reg. CF campaign launch.

Q2 2023: [ANTICIPATED] We intend to implement a social media platform on the application where drivers are able to communicate with one another and share posts and photos.

We will import Request for Quote (RFQ) to software. RFQ is a bidding contract consisting of thousands of loads. Once our software is complete, we plan to upload that contract into the software.

Q3 2023: [ANTICIPATED] We anticipate that the platform will be fully operational and sustainable by Q3 of this year.

The Team

Officers and Directors

Name: Dominic Ortiz

Dominic Ortiz's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: June, 2022 - Present
  Responsibilities: Oversee the strategic direction of an organization Implement changes and proposed plans Engage in media obligations and public relations Interact with team and staff Monitor company performance. Does not take a salary; 61% equity.

Other business experience in the past three years:

- **Employer:** Kenan Advantage Group
  Title: Freight Broker
  Dates of Service: January, 2022 - May, 2022
  Responsibilities: Build business book, and broker out freight

Other business experience in the past three years:

- **Employer:** Continental Logistics Corp.
  Title: Freight Broker
  Dates of Service: May, 2022 - May, 2022
  Responsibilities: Build business book, and broker freight.

Other business experience in the past three years:

- **Employer:** Daily Express, Inc.
  Title: Carrier Representative
  Dates of Service: July, 2019 - March, 2020
  Responsibilities: Worked as a freight broker at Daily Express. Managed and matched loads with carriers.

Name: Adrian McBride

Adrian McBride's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Technology Officer
  Dates of Service: April, 2021 - Present
  Responsibilities: Facilitate the production of application and trucking management system. No Salary; 17.5% equity.

Other business experience in the past three years:

- **Employer:** Optum Serve
  Title: Senior Network Engineer
  Dates of Service: December, 2016 - Present
  Responsibilities: Lead Architecture and Administration for Optum Serve networks and infrastructure

Name: April Harley

April Harley's current primary role is with WURD Radio. April Harley currently services 25 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Strategy Officer
  Dates of Service: February, 2023 - Present
  Responsibilities: Chief Strategy Officer overseeing company strategic operations

Other business experience in the past three years:

- **Employer:** South Jersey Cultural Alliance
  Title: Membership & Programs Liaison
  Dates of Service: March, 2022 - December, 2022
  Responsibilities: Oversee and grow a community of artists, cultural organizations, community cultural groups, and other cultural assets through outreach and programs such as the South Jersey Cultural Asset Map Project.

Other business experience in the past three years:

- **Employer:** Sol Garden Studio
  Title: Co-Founder & CEO
  Dates of Service: January, 2020 - Present
  Responsibilities: Establishing and executing the overall strategy of the company and ensuring the successful implementation of plans.

Other business experience in the past three years:

- **Employer:** WURD Radio
  Title: Sr Account Executive
  Dates of Service: December, 2022 - Present
  Responsibilities: Senior Account Executive is to secure, including but not limited to, new advertising sales and sponsorships that are consistent with the station's programming, company, and individual financial objectives.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the transportation software industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a

return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a

determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our service. Delays or cost overruns in the development of our service and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Conn3ct Inc was formed on 06 13, 2022. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Conn3ct Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Conn3ct Inc. is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Dominic Ortiz	6,100,000	Common Stock	61.0%
Adrian McBride	1,750,000	Common Stock	17.5%
April Harley	250,000	Common Stock	2.5%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,122,726 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 8,100,000 outstanding.

Voting Rights

1 vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock in this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 8,500,000
  Use of proceeds: Startup funds/issuances
  Date: July 06, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

We believe we can operate the business for a period of 3 years without revenue generation.

Foreseeable major expenses based on projections:

We foresee the below being our major expenses based on our projections:

1) TMS/Application build, 2) Customer/Application Support, 3) Training, 4) Hosting, and 5) Salaries/Employee Payment.

While we currently cannot adequately estimate expense related to customer/ application support, training, and hosting (as our app & TMS are pre-launch), we are able to provide insight as to our currently anticipated expenditures on our TMS/ application build & Salaries/ Employee payments.

TMS/ application build- To date, we have spend approximately $19K in developing our application & TMS software.

Salaries/employee payment- We currently have 5 employees. None of us are taking a salary. If we hit a comfortable point in our raise, we plan to pay ourselves between 30%-35% of our raise. We also plan to add a Chief Operations Officer to our team in the future who specializes in growing transportation companies.

Future operational challenges:

We believe the below will be some future operational challenges:

Personnel changes/additions- This is related to potential team member turnover, as we grow our team and endeavor to hire people that are enthusiastic about working here and ensure that they are doing a good job.

Development hurdles- Based on future feedback we may receive from users based on comments, app ratings, etc., we may have to add or take away a few features based on market conditions, which would require development work and time.

IP protection- We anticipate that IP protection may be a future challenge due to the difference nuances of the software, as well as the fact the it's a software. Patenting technology isn't always the easiest thing, and we want to be sure to protect our technology in every way possible, which can be pricy and difficult.

Future challenges related to capital resources:

We believe $100,000 will allow us to complete development, add to team, and market accordingly. Everything after that is a bonus and will allow us to scale to become a formidable competitor amongs the large freight brokerages. Anything less than $50,000 will put us in a situatuon where we are up against a clock and making personal contributions to complete development.

Future milestones and events:

Currently, the Company has contemplated additional future sources of capital including lines of credit, grants, and other outside funding, which would include seeking institutional investments, lines of credit, and a contemplating a second raise following our StartEngine raise.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of January 2023, the Company has capital resources available in the form of $8,456.79 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support R&D, launch, salaries, and growth.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 99% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 6 months. This is based on a current monthly burn rate of $1,000 for expenses related to office rent, office utilities, website maintenance, and marketing campaigns.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 5 years.

Our current monthly burn rate is $1,000 for expenses related to office rent, office utilities, website maintenance, and marketing campaigns.

If we raise our maximum funding goal, we anticipate that our monthly burn rate will increase to approximately $14,000 to resume development of the app and paying developers to continue operating our back-end support. Additionally, if we raise our maximum funding goal, we will begin paying out salaries to our CSO & future COO. Salaries being paid are 100% dependent on us hitting max raise.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including lines of credit, grants, and other outside funding.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

- **Name of Entity:** Dominic Ortiz
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: The founder contributed $3,715 to the Company in order to fund operations.
  Material Terms: The founder contributed $3,715 to the Company in order to fund operations. No due date; no interest.

Valuation

Pre-Money Valuation: $8,910,000.00

Valuation Details:

The Company has taken the following factors into account in calculating its valuation- 1) Founders' and Team Experience, 2) Industry, 3) Current Traction, 4) the Company's Future Roadmap, and 5) Comparable Competitors.

The Success of The Founders & Management Team

Our team has developed a thorough understanding of the shipping and trucking industry over the past 8+ years. Our CEO has been in the industry for over 8 years (going on 9 this summer). Additionally, our CTO has been in IT and cyber security for 15+ years. We have seen in our previous industry experience that a broker has the potential to generate $1,000,000+ per month in revenue at a 20%-30% margin. We believe that this could be done with just 2 customers doing a fair amount of freight per month. We created Conn3ct with this in mind.

Industry & Landscape

By developing an accessible tool that caters specifically to the trucking sector, we believe that Conn3ct has the potential to serve a robust customer base of over 1.1M for-hire carriers within a $875.5B industry. Within the freight industry today, both customers and carriers remain heavily reliant on brokers to act as a go-between. Freight brokers are traditionally responsible for negotiating bookings, yet this order of operations can be chaotic and compartmentalized, resulting in lost time and money. As a way to eliminate the middleman and optimize efficiency, Conn3ct Inc. has created a tech-based solution that simplifies the entire process.

Current Traction

As Conn3ct Inc. prepares for our official application launch, we have been working diligently to fully develop every aspect of our business model. The Company has expanded its operations by hiring a Chief Strategy Officer, and we are rapidly growing our brand awareness through our e-mail waitlist, social media outreach, marketing campaigns, and consistent engagement with our target audience. Meanwhile, our connections within the industry translate to direct access to 300+ customers & over 2,000+ carriers.

Our business model is built to generate immediate cash flow with minimal overhead (such as office rent, employees, marketing budget, etc.). and a low monthly burn rate relative to potential revenue generation. We currently have a business book that is unmanageable by a small business. When you consider the overhead it takes to build a sustainable business to manage 250+ customers, it makes Conn3ct an extremely enticing option. By tailoring our application to be extremely user-friendly, with multiple features tailored to each driver, we are developing our app and trucking management system software to be able to leverage our carrier base.

Future Roadmap

Currently, our web-based system has an early beta build that is being optimized ahead of launch. Conn3ct plans to pursue patents on the proprietary aspects of the app upon their completion & integration.

With a long-term goal of hosting 100,000+ loads for carriers and managing 250,000 users daily, Conn3ct's team is confident in what we have created and we are eager to move forward to realize our platform's full potential.

Also by tailoring the Trucking Management System (TMS) to each customer's (shipper's) experience, we are working to become an integrated, easy-to-use platform for all parties that are involved in the transport of freight.

Considering we are pre-revenue, we believe that a valuation below $10M pre-money is modest but fair.

Comparable Competitors

As mentioned previously, the below are competitors to Conn3ct:

(1) Convoy -- Convoy is a digital freight network. They move truckloads around the country through a network of carriers.

(2) LaneAxis -- LaneAxis is leveraging the power of smart contracts and smart tech to automate shipment management.

(3) EZpapel is a new private competitor of ours that is seeking to solve the most pressing problems in trucking with AI. EXpapel is currently in the growth stage.

(4) Draynow, who is a large competitor, has raised $14M from VC's. More recently, DrayNow raised $2M through a Series A. DrayNow states it is a real-time marketplace for seamlessly connecting intermodal freight and carriers.

Similar to Conn3ct, both EZpapel & Draynow are both digital freight brokers that offer some sort of software for freight brokers. At base, we believe they are trying to replace the broker by connecting shippers to carriers.

However, despite this competitive landscape, we believe using technology and AI to book freight in volume is far more efficient than running a manned brokerage. Our software covers the entire lifecycle of logistics. From the shipper all the way to the customer, our app is able to provide this service. What further separates us from our competitors is that our business model is volume-based rather than margin-based. This model enables us to make a profit while still keeping prices beyond fair for our users. We are streamlining operations between all necessary parties involved with our beta app and developing our TMS software.

Source: *https://www.crunchbase.com/organization/draynow-inc*

Source: *https://www.crunchbase.com/organization/ezpapel-inc*

Disclaimer

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) the Company has one class of stock (Common Stock); (ii) the Company currently does not have any outstanding options, warrants, or other securities with a right to acquire shares to exercise, and (iii) the Company does not currently have any shares reserved for issuance under a stock plan.

Use of Proceeds

If we raise the Target Offering Amount of $14,999.60 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine.

If we raise the over allotment amount of $1,234,998.60, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Research & Development*
  21.5%
  Continuing the development and optimization of the application and Trucking management system. Run test with small group of carrier and shippers.

- *Marketing*
  20.0%
  Increase our number of online marketing campaigns. Post digital ads and increase our amount of physical ads.

- *Company Employment*
  35.0%
  Hire more backend developers and staff. Hire a COO, CFO, manager, and executive assistant. Hire attorney full time.

- *Working Capital*
  18.0%
  Factor our own loads. Remain liquid.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.conn3ct.info (www.conn3ct.info/annualreports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/conn3ct

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Conn3ct Inc

[See attached]

Conn3ct Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Short Year ended December 31, 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Conn3ct Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021, and the related statements of operations, statement of changes in member equity, and statement of cash flows for the short year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
January 7, 2023
Vincenzo Mongio

Statement of Financial Position

	As of December 31, 2021
ASSETS	
Current Assets	
Cash and Cash Equivalents	-
TOTAL ASSETS	-
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	-
Overdraft of Bank Account	105
Total Current Liabilities	105
TOTAL LIABILITIES	105
EQUITY	
Member's Equity	3,715
Accumulated Deficit	(3,820)
Total Equity	(105)
TOTAL LIABILITIES AND EQUITY	-

Statement of Operations

	Short Year Ended December 31, 2021
Revenue	-
Cost of Revenue	-
Gross Profit	-
Operating Expenses	
Advertising and Marketing	75
General and Administrative	3,745
Total Operating Expenses	3,820
Net Income (loss)	(3,820)
Earnings Before Income Taxes	(3,820)
Provision for Income Tax Expense/(Benefit)	-
Net Income (loss)	(3,820)

Statement of Cash Flows

	Year Ended December 31, 2021
OPERATING ACTIVITIES	
Net Income (Loss)	(3,820)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Change in Overdraft Balance	105
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	105
Net Cash provided by (used in) Operating Activities	(3,715)
FINANCING ACTIVITIES	
Member Contributions	3,715
Net Cash provided by (used in) Financing Activities	3,715
Cash at the beginning of period	-
Net Cash increase (decrease) for period	-
Cash at end of period	-

Statement of Changes in Member Equity

	Total Member Equity
Beginning Balance at 2/16/2021 (Inception)	-
Capital Contributions	3,715
Net Income (Loss)	(3,820)
Ending Balance 12/31/2021	(105)

Conn3ct Inc.
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Conn3ct Inc. ("the Company") was originally formed as a limited liability company in Pennsylvania on February 16th, 2021. The Company converted to a C corporation under the laws of Delaware effective June 29th, 2022. The Company plans to earn revenue using software, which acts as a digitized freight brokerage. The software being a Trucking Management System (TMS) completely integrated with a mobile application streamlining operation for all parties involved. The Company is headquartered in Carlisle, PA, and the customers are located all throughout the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP").

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have an equity-based compensation plan as of December 31st, 2021.

Income Taxes

The Company was a pass-through entity for the years presented therefore any income tax expense or benefit was the responsibility of the company's owners. As such, no provision for income tax was recognized on the Statement of Operations. The Company has since converted to a corporation and will be subject to tax at the entity level.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The founder contributed $3,715 to the Company in order to fund operations.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

The Company did not have any debt as of December 31st, 2021.

NOTE 6 – EQUITY

The Company was a limited liability company with one class of unit wholly owned by one member.

See Note 7 – Subsequent Events for details of the Company's conversion to a corporation.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through January 7, 2023, the date these financial statements were available to be issued.

The Company converted into a Delaware Corporation on June 29th, 2022. The Company is authorized to issue 10,000,000 common shares at a par value of $0.0001. The Company has issued 9,000,000 common shares.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Conn3ct, Inc is not live or open to the public at this moment.

INVEST IN CONN3CT, INC TODAY!

Digital Freight Brokerage Platform

Created for streamlining freight operations end-to-end, Conn3ct is currently developing an integrative trucking management system (TMS) to eliminate fragmentation within the ...
Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


CONN3CT
STREAMLINING FREIGHT
Direct Carrier-to-Customer Connections
CONN3CT

$0.00 Raised

REASONS TO INVEST

Conn3ct's products are currently in development to provide a tech-enhanced upgrade to what we believe is an outdated business model that exists within the trucking industry. Conn3ct is currently developing a mobile app to aid in eliminating the costly and complicated brokerage aspect of freight transportation, with the goal of creating a seamless system that empowers both drivers and customers.

We believe that the trucking industry acts as a lifeline for the American economy, transporting roughly 72.2% of the nation's freight and generating over $875.5B in gross revenue. By developing an accessible tool that caters specifically to this sector, we believe that Conn3ct has the potential to serve a robust customer base of over 1.1M for-hire carriers registered with the Federal Motor Carrier Safety Administration.*

Conn3ct was created to even the playing field for the drivers by eliminating compartmentalization of information. Our goal is to provide users with the ability to filter loads and information that is specific to their unique profile. We intend to include social media elements in future iterations of the app to allow drivers to interact and share information with one another.

Invest Now
$1.10 Per Share

RAISED	INVESTORS
$0.00	0
MIN INVEST	**VALUATION**
$108.90	$8.91M

*Market information provided by the American Trucking Association (source)

Streamlined, Tech-based Booking Software for More Efficient Trucking

Conn3ct Inc. is in the process of designing **a digital freight brokerage platform** to make transporting goods easier than ever before by **connecting customers directly to carriers**.



The above are images of Conn3ct's is beta app. The app is not currently available to the public.

We are designing the Conn3ct app to enable carriers with the opportunity to create their own tailored user profile and be matched with customers based on job logistics, such as the commodity being shipped, carrier proximity, capacity, and load capacities. We intend for our intuitive system to be able to filter all of the critical data, **saving customers time and money**, while **allowing carriers to have more control** over their workload and **increase their earning potential**.


A digital freight brokerage platform designed to increase trucking efficiency
CONN3CT
Login

The Conn3ct app is currently in the beta stage, and is not currently available to the public.

THE PROBLEM & OUR SOLUTION

Automating Freight Logistics to Empower Customers & Carriers Alike

Within the freight industry today, both customers and carriers remain heavily reliant on brokers to act as a go-between. Freight brokers are traditionally responsible for negotiating bookings, yet this order of operations can be chaotic and compartmentalized, resulting in lost time and money. As a way to eliminate the middleman and optimize efficiency, Conn3ct is creating a tech-based solution that **simplifies the entire process**.


Today's chaotic and compartmentalized order of operations can result in lost time and money

With Conn3ct, our aim is to eliminate phone tag between multiple parties, hefty brokerage fees, and waiting for confirmed payloads. We are developing our trucking management system to provide a more **accessible**, **cost-effective**, & **easy-to-navigate** environment for all.


A process as simple as a ride sharing app
Post freight jobs in real-time
Both parties are directly connected
Exchange critical information throughout the transaction
Dashboard

The Conn3ct app is currently in the beta stage, and is not currently available to the public.

We are developing our app to enable customers to **post freight jobs in real-time**, which would then be filtered only to nearby carriers who fit their specifications. Similar to ordering a ride on a ride sharing app, once a carrier accepts the job, both parties are directly connected and have the ability to **exchange critical information throughout the transaction** – including invoices, arrival times, and live tracking updates.


Business Model Structure
Shippers
$1000
Monthly Subscription
+
2.5%
Brokerage Fee
Drivers
Free Download
+
7.5%
Brokerage Fee

Conn3ct is currently pre-revenue and is currently accepting shippers and drivers to its waitlist.

THE MARKET & OUR TRACTION

A Revolutionary Platform Primed to Partner with America's Lifeline

By developing an accessible tool that caters specifically to the trucking sector, Conn3ct has the potential to serve a robust customer base of over **1.1M for-hire carriers within a $875.5B industry**.


$875.5 Billion
US Trucking Industry,
2021 Gross Freight Revenue
1.1 M+
For-Hire Carriers
*As of 2022

**The Conn3ct app is currently in the beta stage and is not currently available to the public.* (source)

As Conn3ct Inc. prepares for our official launch, we have been working diligently to fully develop every aspect of our business model. The company has expanded its operations by hiring a Chief Marketing Officer, and we are rapidly growing brand awareness through our email wishlist, social media outreach, marketing campaigns, and consistent engagement with our target audience. Meanwhile, we believe that our connections within the industry translate to direct access to **300+ customers** & over **2,000+ carriers**.


The company has expanded its operations and is rapidly growing its brand awareness
Industry connections enable direct access to
300+ customers
2,000+ carriers

**Conn3ct is currently pre-revenue and is currently accepting customers and carriers to its waitlist. The Conn3ct app is currently in the beta stage and is not currently available to the public.*

Currently, our web-based system has **an early beta build** that is being optimized ahead of launch. Conn3ct plans to pursue patents on the proprietary aspects of the app upon their completion & integration. Conn3ct also recently participated in a request-for-quote (RFQ) and bid contract which valued the business at $40M in revenue.

With a long-term goal of hosting 100,000+ loads for carriers and managing 250,000 users daily, Conn3ct's team is confident in what we are creating, and we are eager to move forward to realize our platform's full potential.

Why Invest

Invest Today & Help Us Usher in a New Era in Freight Logistics

Trucking and shipping operations are integral to our international supply chain and economy, and according to reports, over 90% of carriers are small businesses, operating a fleet of six trucks or less. Carriers continue to be in high demand for delivering our everyday necessities, and now more than ever, **the industry needs updated tools and technology to navigate new challenges**.

You can be part of providing a cutting-edge solution **by investing in Conn3ct today**!


Help us provide a cutting-edge solution to trucking and shipping operations

ABOUT

HEADQUARTERS
401 East Louther Street
Carlisle, PA 17013

WEBSITE
View Site

Created for streamlining freight operations end-to-end, Conn3ct is currently developing an integrative trucking management system (TMS) to eliminate fragmentation within the industry and ensure that shipping transactions are executed with the utmost efficiency. Acting as a digital broker between carriers and customers, Conn3ct is also developing a mobile app to link all of the key players on one platform, and by doing so, aiming to facilitate communication, accountability, and real-time tracking, every step of the way. The company is currently in the pre-revenue stage, with plans to launch in Q3 of 2023. The TMS is currently in development, & the app is in its beta phase. Neither product is currently available to the public.

TEAM



Dominic Ortiz
Chief Executive Officer

Dominic Ortiz is the Founder and Chief Executive Officer (CEO) of Conn3ct Inc. He has extensive knowledge and passion for transportation and freight brokerage. Over the course of 8 years in the industry, he noticed the many deficiencies and the harsh treatment of drivers. He created Conn3ct Inc. to do something about it!



Adrian McBride
Chief Technology Officer

Adrian McBride is the Chief Technology Officer (CTO) for Conn3ct, Inc. He is responsible for accelerating digital adoption for the team. Previously, McBride led digital transformation for several small firms focusing on building a comprehensive, digital, virtual, and cloud-based platform. He was also the lead architect of automation IO applications for EOP, BNS, LLC and LvLup, Inc. He provides online and mobile experiences to make it easier for shippers and drivers to take charge of their cargo needs.



Tracy Chandler
Creative Lead

Tracy Chandler is the Creative Lead/Brand Ambassador for Conn3ct Inc. He is a highly motivated and energetic member of the team, dedicated to grow the brand. In addition to over a decade of experience in video production and entertainment, he has experience in buidling and maintaining freight business books.



April Harley
Chief Strategy

April Harley, a seasoned executive who has led major initiatives, brands, businesses and has worn many operating hats in preparation for leading as Chief Strategic Officer at Conn3ct Inc.! As CSO, April's key roles are to identify and analyze key objectives and goals, while developing, implementing and executing innovative plans to accomplish sustainable company growth and evolution. A visionary and strategic "Happen Maker," April aims to align solutions that break barriers and intersect boundaries quickly and effectively.

TERMS

Conn3ct, Inc

Overview

PRICE PER SHARE
$1.10

VALUATION
$8.91M

DEADLINE
May 1, 2023

AMOUNT RAISED
$0.00

Breakdown

MIN INVESTMENT
$108.90

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,998.60

ASSET TYPE
COMMON

MIN NUMBER OF SHARES OFFERED
13,636

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
1,122,726

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Risks

Company	:	**Conn3ct Inc**
Corporate Address	:	**401 East Louther Street, Carlisle, PA 17013**
Offering Minimum	:	**$9,999.00**
Offering Maximum	:	**$1,234,998.60**
Minimum Investment Amount (per investor)	:	**$108.90**

Terms

Offering Type	:	**Equity**
Security Name	:	**Common Stock**
Minimum Number of Shares Offered	:	**9,090**
Maximum Number of Shares Offered	:	**1,122,726**
Price per Share	:	**$1.10**

Pre-Money Valuation : $8,910,000.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Time-Based:

Tier 1:

Invest in the first 72 hours and receive an additional 20% bonus shares (ex. buy 100 shares, get 20 shares free)

Tier 2:

Invest within first 7 days and receive an additional 15% bonus shares. (ex. buy 100 shares, get 15 shares free)

Tier 3:

Invest within the first 14 days and receive an additional 10% bonus shares. (ex. buy 100 shares, get 10 shares free)

Tier 4:

Invest within the the first 30 days and receive an additional 5% bonus share (ex. buy 100 shares, get 5 shares free)

Volume Bonuses (each Volume-based tier receives a Conn3ct merch kit)

$5,000+ investment = 10% bonus shares

$10,000+ investment = 15% bonus shares

$20,000+ investment = 20% bonus shares

$50,000+ investment = 25% bonus shares + meeting with our Founders and team to discuss product ideas and the design.

***In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Conn3ct Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.10 /share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $110. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative.

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – Do Not Sell My Personal Information (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's offering circular and risk associated with this offering.

EXHIBIT D TO FORM C

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STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.